Exhibit 16.1

June 15, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated June 15, 2017, of SEACOR Marine Holdings Inc. and are in agreement with the statements contained in the second and third paragraphs of Item 4.01 (a) on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph of Item 4.01 (a) on page two therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2016 financial statements.

/s/ Ernst & Young LLP